Exhibit 99.1

SearchMedia Announces
Final Settlement on Arbitration; Management Change

Shanghai, China, May 31, 2012 — SearchMedia Holdings Limited (“SearchMedia” or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China’s leading nationwide multi-platform media companies, today announced that it reached a final settlement agreement of the arbitration between the Company and its predecessor shareholders and announced the appointment of Peter Chan as Interim Chief Financial Officer.

As disclosed in previous announcements, final settlements had been reached with China Seed Ventures, LP, Qinying Liu and Le Yang, and a conditional settlement had been reached with Deutsche Bank AG Hong Kong Branch (“Deutsche Bank”), while an arbitration claim had been continuing against Sun Hing Associates Ltd. and Vervain Equity Investments Limited (the “Nan Fung Group”). SearchMedia has now reached final settlements with both Deutsche Bank and the Nan Fung Group and the arbitration proceeding will be dismissed. In addition, SearchMedia previously reached a final agreement with Linden Ventures II BVI Ltd., a pre-merger investor, in which SearchMedia repurchased all of their outstanding shares.

Following the definitive settlements, an aggregate of 2,471,968 shares have been repurchased by the Company at an average price per share of $0.25, (ii) 2,029,700 shares will be surrendered and cancelled without consideration, and (iii) 1,624,993 warrants will be surrendered and cancelled without consideration. Following the retiring of all of the shares, the Company’s basic shares outstanding will be reduced to 18.2 million, including 1.8 million shares recently issued or to be issued to subsidiaries of the Company as part of resolving earnout obligations. As part of the final settlement, the Nan Fung Group will retain all of their shares and agreed to make an investment in the Company’s next capital raise subject to certain conditions.

The Nan Fung Group is a privately held group of companies and business interests controlled by Mr. Chen Din Hwa that carries on business under the trade name of “Nan Fung”, which is principally engaged in the business of property development, property investment, construction, property management, investment and financing.

Appointment of Peter Chan

Mr. Chan brings to SearchMedia over fifteen years of auditing and financial management experience. Previous to SearchMedia, Mr. Chan held various positions for eight years with Cargill Investments Ltd., including most recently as North China Regional Controller for Cargill Animal Nutritions, where Mr. Chan supervised a staff of 80 finance professionals. Mr. Chan has extensive experience in financial oversight with US and local GAAP, implementing operational efficiencies, risk management and corporate acquisitions. Mr. Chan is a U.K. Chartered Accountant and possesses an undergraduate degree from the University of Manchester. Mr. Chan replaces Wilfred Chow as Chief Financial Officer effective immediately. Mr. Chow left SearchMedia to pursue other business interests.

Mr. Peter Tan, Chief Executive Officer of SearchMedia, commented, “We are happy to reach this final settlement of the arbitration and we are pleased by Nan Fung’s interest in providing additional financing to us in the future. The final settlement resolves a long standing historical issue, which will also allow us to eliminate a significant amount of legal expense going forward. We are also excited to add Peter Chan to our senior management team and I believe Peter will be a great factor in the Company’s growth initiatives this year. On behalf of the Company’s management and Board of Directors, I would also like to thank Wilfred Chow for his contribution to SearchMedia over the last two years.”

About SearchMedia

SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, whether Nan Fung will make an investment in the next capital raise; whether Mr. Chan will be a factor in the Company’s growth initiatives; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

SearchMedia Holdings Limited
Paul Conway, 0118613918844646
ir@searchmediaholdings.com